Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

December 4, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that the Argentine Central Bank (Banco Central de la República Argentina), pursuant to Resolution number 414, authorized the sale of the total interest in Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. held by Banco de Galicia y Buenos Aires S.A.’s (“Banco Galicia”), a subsidiary of the Grupo Financiero Galicia, to Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U.

The price for the sale of Banco Galicia’s total interest held in each of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. is to be determined subject to certain agreed upon adjustment mechanics that relate to the value of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. as of the closing date of the transaction. The final price for the sale of the interests in Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. will be disclosed as appropriate once it has been determined.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com